EXHIBIT 99.1

Lombard Medical Releases Positive Early Results from the Altura® Endograft System Clinical Evaluation

IRVINE, Calif., May 17, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the 30-day clinical results on 57 patients that were implanted with the Altura® Endograft System.  The 57 patients were implanted by Albrecht Krämer, MD at the Pontificia Universidad Católica de Chile Hospital in Santiago, Chile, and Dainis Krievins, MD, PhD, Professor & Department Head of Vascular & Endovascular Surgery at the Pauls Stradins Clinical University Hospital in Riga, Latvia.  The 30-day follow up data on evaluable patients demonstrated the following;

·Device delivery success	98%
·Freedom from Type I/III endoleaks	98%
·Freedom from rupture	100%
·Freedom from conversion to open procedure	100%
·Freedom from graft occlusion	98%

“Our Altura clinical experience with more than 45 patients has shown the device to be safe, effective, and very easy to use,” said Dr. Krämer.  “The device also eliminates the need for contralateral cannulation that results in a simple, safe and consistent deployment. From a safety perspective, I appreciate the retrograde delivery of the limb sections of the device that virtually eliminates the possibility of occluding any branch vessels, while having the ability to reposition the device before final deployment.  The 14F ultra low profile delivery catheter can also accommodate smaller access vessels that may be compromised due to disease.”

“We are encouraged by the initial 30-day clinical data and look forward to presenting longer term clinical data as more data is gathered across our initial centers,” said CEO Simon Hubbert.  “We strongly believe that Altura with its unique features provides physicians with a system that delivers a safer, more simplified and faster EVAR procedure than currently available stent grafts treating mainstream AAA anatomy.”

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just 6 product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015.  Lombard launched the device in Europe in January 2016 with a broader international rollout planned for later this year.  In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764